May 28, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-6010

Re:           Loews Corporation
Comment Letter dated May 19, 2009
Form 10-K for the Year Ended December 31, 2008
Filed on February 25, 2009
File No. 001-06541

VIA EDGAR FILING AND FACSIMILE TRANSMISSION

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated May 19, 2009 from the Commission (the “Comment Letter”) with regard to the above captioned filing. Our response to the Comment Letter is set forth below. For your convenience, the comment presented in the Comment Letter has been repeated herein and is followed by our response.

Form 10-K for the Year Ended December 31, 2008

Risks related to Our Subsidiary, HighMount Exploration & Production LLC, page 36

HighMount may not be able to replace reserves and sustain production at current levels, page 36

Comment 1

You state that by their nature undeveloped reserves are less certain. The SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X requires that you be reasonably certain that the reserves you classify as proved will be recovered. This means that the ultimate recovery of reserves is more likely to equal or exceed your estimates than to be less than your estimates. The definition does not contemplate there being less than reasonable certainty in reserve estimates pertaining to properties that are undeveloped. Your risk factor disclosure saying that undeveloped reserves are less certain than apparently proved developed reserves seem to be contradicting, or mitigating, the criteria of reasonable certainty that is necessary for reserves to be classified as proved. If you are not reasonably certain of recovering all or a portion of your reported reserves, please remove the associated volumes of reserves from your estimates of proved reserves that are disclosed in your filing. If you are reasonably certain that you will recover your reported reserves, please revise your risk factor and any similar disclosure in the document to not imply that proved reserves are not reasonably certain to be recovered and that there is less certainty for proved undeveloped reserves as compared to proved developed reserves.

United States Securities and Exchange Commission
May 28, 2009

Company Response

We are reasonably certain that we will recover our reported reserves and will revise our risk factor in the 2009 Annual Report on Form 10-K as follows:

~~By their nature, undeveloped reserves are less certain. Thus,~~ HighMount ~~must make~~ makes a substantial amount of capital expenditures for the acquisition, exploration and development of reserves. HighMount expects to fund its capital expenditures with cash from its operating activities. If HighMount’s cash flow from operations is not sufficient to fund its capital expenditure budget, there can be no assurance that additional debt or equity financing will be available or available at favorable terms to meet those requirements.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, our response should not be considered an indication that we believe any disclosures in the captioned Form 10-K filing were inadequate or incorrect in any material respect.

If you have any questions or further comments, please feel free to contact me at (212) 521-2950, or via fax at (212) 521-2329.

Very truly yours,

/s/ Peter W. Keegan
Peter W. Keegan
Senior Vice President and
Chief Financial Officer

Cc:  Ibolya Ignat, Division of Corporation Finance Staff Accountant